UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 October 2013
Exhibit No. 2	Total Voting Rights dated 04 October 2013
Exhibit No. 3	Publication of Final Terms dated 04 October 2013
Exhibit No. 4	Director/PDMR Shareholding dated 07 October 2013
Exhibit No. 5	Holding(s) in Company dated 08 October 2013
Exhibit No. 6	Director/PDMR Shareholding dated 09 October 2013
Exhibit No. 7	Publication of Final Terms dated 09 October 2013
Exihbit No. 8	Publication of Final Terms dated 10 October 2013
Exhibit No. 9	Publication of Supplement dated 10 October 2013
Exhibit No. 10	Holding(s) in Company dated 22 October 2013
Exhibit No. 11	Holding(s) in Company dated 30 October 2013
Exhibit No. 12	Publication of Supplement dated 30 October 2013
Exhibit No. 13	Holding(s) in Company dated 31 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 01, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

 Exhibit 1

01 October 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,876,483,688 ordinary shares with voting rights as at 30 September 2013.

There are no ordinary shares held in Treasury.

The above figure (12,876,483,688) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit 2

4 October 2013

Barclays PLC - Total Voting Rights and Capital

Reference is made to the Announcements of Results of Rights Issue and Results of Rump Placing made today, 4 October 2013.

In conformity with the Disclosure and Transparency Rules, Barclays PLC confirms that, following the completion of the Rights Issue, its issued share capital consists of 16,095,551,556 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,095,551,556) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 3

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 3 October 2013 relating to SEK 13,320,000 Index Linked Securities due October 2018 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  SE0005334414) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DIndex-Linked-Securities-due-October-2018-PDF-196KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330703212942&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:
The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH
OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation:In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.
You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.
The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit 4

7 October 2013
Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

On 4 October 2013, Barclays PLC ("the Company") was notified that the following Directors of the Company (and persons connected with them) and PDMRs had, on 4 October 2013, acquired ordinary shares in the Company ("Shares") pursuant to the Company's rights issue (the "Rights Issue") at 185 pence per Share including in respect of the Barclays Global Sharepurchase Plan, the Barclays Sharepurchase Plan and Shares held for or on behalf of the Directors (and / or persons connected with them) and / or PDMRs in nominee accounts.

Director/PDMR	Shares acquired pursuant to the Rights issue
David Booth	24,461
Tim Breedon	1,336
Fulvio Conti	16,166
Simon Fraser	23,349
Antony Jenkins	613,084
Reuben Jeffery III	33,162
Dambisa Moyo	5,563
Frits van Paasschen	500
Sir Michael Rake	12,111
Diane de Saint Victor	987
Sir John Sunderland	25,399
Sir David Walker	23,003
Peter Estlin	12,966
Mark Harding	11,301
Shaygan Kheradpir	44,826
Robert Le Blanc	132,325
Skip McGee*	351,494
Sir Hector Sants	60
Valerie Soranno Keating	35,518
Ashok Vaswani	9,996

*Skip McGee acquired 1,592 of his ordinary shares in the form of American Depositary Shares ("ADS").  One ADS is equivalent to four ordinary shares of the Company.

On 4 October 2013, the Company was notified that, following the Rights Issue period completed by the Company on 4 October 2013 and pursuant to the rules of the Company's share plans, adjustments had been made to awards and options granted under those plans to participants to take account of the Rights Issue on the basis described below.  In accordance with the rules of certain of the Company's share plans, the Company's auditors have confirmed that the adjustments are fair and reasonable and HM Revenue & Customs have approved the adjustments to options outstanding under those of the Company's share plans that have been approved by them.

The adjustments operate so as to increase the number of Shares subject to options and awards by a factor of 1.08254887762 and, in the case of options, to reduce the exercise price per share by a factor of 0.92374581939.  The adjustments to the awards and options held by Directors and PDMRs of the Company under each plan are set out below.

1.     The Company made adjustments to options over Shares granted under the Barclays Group SAYE Share Option Scheme (Sharesave), being an HM Revenue & Customs approved all-employee share plan, including options for the following PDMRs:

PDMR	Number of Shares under Option before adjustment	Number of Shares under Option following adjustment	Exercise price following adjustment (whole pence)

Peter Estlin	6,250	6,765	133
Ashok Vaswani	6,255	6,771	228

2. The Company made adjustments to conditional rights granted by it over Shares under the Barclays Group Share Value Plan (SVP), including awards for the following PDMRs:

PDMR	Number of Shares under Award before adjustment	Number of Shares under Award following adjustment

Tom King	750,162	812,087
Irene McDermott Brown	7,402	8,013

3. The Company made adjustments to options granted over Shares under the Barclays Incentive Share Option Plan (ISOP) in 2004 for the following PDMRs:

PDMR	Number of Shares under Option before adjustment	Number of Shares under Option following adjustment	Exercise price following adjustment (whole pence)
Mark Harding	82,144	88,924	431
Robert Le Blanc	184,823	200,079	431

4. The Company was notified that unvested matching Shares under the Barclays Global Sharepurchase Plan were adjusted by the Company for the following PDMRs:

PDMR	Number of unvested matching Shares under Award before adjustment	Number of unvested matching Shares under Award following adjustment
Skip McGee*	404	436

*Held in the form of ADS

The nominee of the Barclays Nominee notified the Company on 7 October 2013 that on 7 October 2013 it sold ordinary shares of the Company at a price of 272 pence per share for the following PDMR:

PDMR	Shares sold
Ashok Vaswani	48,734

The revised total shareholdings of the Directors following these transactions are as follows:

Director	Beneficial Holding	Non-Beneficial Holding
David Booth	122,310	-
Tim Breedon	6,679	-
Fulvio Conti	80,834	-
Simon Fraser	116,744	-
Antony Jenkins	3,065,602	-
Reuben Jeffery III*	165,822	-
Dambisa Moyo	27,814	-
Frits van Paasschen**	2,500	-
Sir Michael Rake	60,556	-
Diane de Saint Victor	4,937	-
Sir John Sunderland	126,997	-
Sir David Walker	115,017	-

*R  Jeffery holds 125,432 of his ordinary shares in the form of ADS.
** F van Paasschen holds his shares in the form of ADS.

Exhibit 5

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Increase in the issuer's total voting rights	X
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	4 October 2013
6. Date on which issuer notified:	7 October 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 6%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB0031348658)	795,497,208	795,497,208			795,498,292		4.942%
ADRs (US06738E2046)	88,339	353,356			353,112		0.002%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
795,851,404			4.944%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Vivien Tan
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

For notes on how to complete form TR-1 please see the FCA website.

Schedule A

As of 4 October 2013

Barclays plc
                                                                                                                                     Number of          Percent of
                                                                                                                                     Shares                Outstanding

The Capital Group Companies, Inc. ("CG") holdings                                       795,851,404       4.944%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company                                                                           81,254,700         0.505%

• Capital International Limited                                                                                     1,810,750         0.011%

• Capital International SÁrl                                                                                          3,136,675         0.019%

• Capital International, Inc.                                                                                          1,444,855         0.009%

• Capital Research and Management Company                                                   708,204,424        4.400%

Exhibit 6

9 October 2013

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Mike Ashley, Non-executive Director of the Company, notified the Company on 8 October 2013 that, on 8 October 2013, he had purchased 11,049 ordinary shares in the Company at a price of £2.694677 per share.

Following this transaction, Mike Ashley has a total beneficial interest in 11,049 ordinary shares in the Company.

Exhibit 7

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 10 October 2013 relating to EUR 5,071,000 Equity Linked Securities due October 2018 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  FI4000068697) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEquity-Linked-Securities-due-October-2018-PDF-202KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330703236251&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:
The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 2 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH
OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation:In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit 8

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms dated 4 October 2013 relating to GBP 5,000,000 Warrant linked Securities due October 2019 pursuant to the Global Structured Securities Programme (the "Programme") (ISIN:  GB00B8SVWL59) (the "Securities")

To view the full document, please paste the following URL into the address bar of your browser:

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DWarrant-Linked-Securities-due-October-2019-PDF-148KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330703347847&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Final Terms, or the GSSP Base Prospectus 5 dated 10 June 2013 relating to the Programme (the "Base Prospectus") which the Final Terms must be read in conjunction with).

NEITHER THE FINAL TERMS OR BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS AND BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE FINAL TERMS AND BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Final Terms and Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in the Final Terms and Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and Base Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms and Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Final Terms and Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Final Terms and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Final Terms and Base Prospectus have been made available to you on the basis that you are a person into whose possession the Final Terms and Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms or Base Prospectus, electronically or otherwise, to any other person.

The Final Terms and Base Prospectus have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms and Base Prospectus made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit 9

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 1/2013 dated 10 October 2013 (the "Supplement") to the following base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) GSSP Base Prospectus 1;
2) iPath®S&P GSCI® Base Prospectus;
3) iPath® DJ-UBS Base Prospectus;
4) GSSP Base Prospectus 5;
5) GSSP Base Prospectus 2;
6) GSSP Base Prospectus 7;
7) GSSP Base Prospectus 3;
8) iPath® S&P 500 VIX Base Prospectus;
9) iPath® VSTOXX® Mid-Term Base Prospectus; and
10) iPath® VSTOXX® .

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2525Q_-2013-10-10.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit 10

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	18 October 2013
6. Date on which issuer notified:	21 October 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB0031348658)	804,193,777	804,193,777			804,496,577		4.9983%
ADRs (US06738E2046)	90,422	361,688			363,436		0.0023%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
804,860,013			5.0005%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)
B: Identity of the notifier, if applicable
Full name	Vivien Tan
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

Schedule A
                                                                                                                                              Number of                  Percent of
                                                                                                                                                    Shares              Outstanding

The Capital Group Companies, Inc. ("CG") holdings                                             804,860,013                    5.001%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company                                                                                89,968,409                       0.559%

• Capital International Limited                                                                                          1,911,350                       0.012%

• Capital International SÁrl                                                                                               3,226,675                       0.020%

• Capital International, Inc.                                                                                               1,549,155                       0.010%

• Capital Research and Management Company                                                         708,204,424                      4.400%

Exhibit 11

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	28 October 2013
6. Date on which issuer notified:	29 October 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB0031348658)	804,686,477	804,686,477			803,960,102		4.995%
ADRs (US06738E2046)	91,537	366,148			367,240		0.002%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
804,327,342			4.997%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Vivien Tan
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

For notes on how to complete form TR-1 please see the FCA website.

Schedule A	Number of shares	Percentage of Outstanding

The Capital Group Companies, Inc. ("CG") holdings 804,327,342 4.997%

Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company 89,445,438 0.556%

• Capital International Limited 1,927,950 0.012%

• Capital International SÁrl 3,200,375 0.020%

• Capital International, Inc. 1,549,155 0.010%

• Capital Research and Management Company 708,204,424 4.400%

Exhibit 12

Publication of Supplement

The following supplementary prospectus has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

COMBINED SUPPLEMENT 1/2013 dated 23 October 2013 (the "Supplement") to the following base prospectuses (each a "Base Prospectus"and together, the "Base Prospectuses"):

1) RSSP Basisprospekt A;
2) RSSP Basisprospekt B;
3) RSSP Basisprospekt C;
4) RSSP Basisprospekt D;
5) RSSP Basisprospekt E;

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No1-dated-23-Oct-2013-BaFin-approved-Prospectuses-PDF-237MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330703928169&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit 13

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	29 October 2013
6. Date on which issuer notified:	30 October 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (ISIN: GB0031348658)	803,960,102	803,960,102			804,819,902		5.0003%
ADRs (ISIN: US06738E2046)	91,810	367,240			369,712		0.0023%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
805,189,614			5.0026%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Christopher Aquino
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

As of 29 October 2013
Schedule A

Barclays plc	Number of shares	Percentage of Outstanding
The Capital Group Companies, Inc. ("CG") holdings 805,189,614 5.003%

Holdings by CG Management Companies and Funds:
• Capital Guardian Trust Company 90,307,710 0.561%
• Capital International Limited 1,927,950 0.012%
• Capital International SÁrl 3,200,375 0.020%
• Capital International, Inc. 1,549,155 0.010%
• Capital Research and Management Company 708,204,424 4.400%